



LITTLE SQUIGGLE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

[X] **Form C-TR**: Termination of Reporting

Name of issuer: Little Squiggle, Inc.

CIK: 0001670254

Legal status of issuer: Corporation

- **Jurisdiction of Incorporation**: Delaware
- **Date of incorporation**: March 8, 2023
- **Physical address of issuer**: 1730 Holy Ave., Ste. 830, El Segundo, CA 90245
- **Website of issuer**: http://littlesquiggle.com

REASON FOR TERMINATION OF REPORTING

Pursuant to Rule 202(b) of Regulation Crowdfunding, the Issuer is terminating its ongoing reporting obligations because the Issuer has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Rule 202 and has fewer than 300 holders of record.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Little Squiggle, Inc.

Signed by:
By: Teresa Giovannoli
CE98E904DF22481...
Teresa Giovannoli, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

Signed by:
Teresa Giovannoli
CE98E904DF22481...
Teresa Giovannoli
Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer, and Director
03/20/2026

DocuSigned by:
Rodney Alves
8FF82B99FE8D41B...
Rodney Alves
Director
03/20/2026